

July 28, 2014

Via E-mail
Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A
Via Cantu 2,
Milan, 20123 Italy

> **Re:** **Luxottica Group S.p.A**
> **Form 20-F for the fiscal year ended December 31, 2013**
> **Filed April 29, 2014**
> **File No. 001-10421**

Dear Mr. Cavatorta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2013

Non-IFRS Measures: Adjusted Measures, page 56

1. We note throughout your discussion of your results of operations that you present adjusted measures that are considered non-IFRS measures. You state that the non-IFRS measures are all useful because they exclude the effects of non-recurring items. However, certain items which you eliminate in your non-IFRS measures and label as non-recurring have occurred more than once in recent years. For example, in 2013, you state that you eliminate non-recurring costs relating to various tax audits, but we see where you recorded similar charges in 2012. Please explain why you believe these adjustments are non-recurring in nature or revise similar presentations in future filings to refrain from characterizing these adjustments as "non-recurring." Please refer to question 102.03 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretation, available at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me, at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief